

Premium Adventure Leader Invitation
Join us by bringing Adventure Clubs to your city

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www.adventureclubs.com





THE BACKGROUND STORY OF ADVENTURE CLUBS

SWAROVSKI

WHERE DID THIS COME FROM

Adventure Clubs began two years ago, when an American mom named Janelle moved to Cape Town and found herself not knowing anyone, yet exploring the city daily with her three children.

Every day of the week, Janelle planned one adventure around the city for her and her children, and they found so much joy and fulfillment out of their adventures together, going to beaches and exploring museums, harvesting fruit at wine farms and walking forest trails.

Yet, she longed for friends to share their experiences with—friends for her and for her children. And Adventure Clubs was born. The bigger story is a four-part blog series:

The Moment

The Possibilities

The Adventure

The Community

ADVENTURE CLUBS IS A GLOBAL LIFESTYLE BRAND





WHAT WE DO

We exist because one of the most important things we can be doing is spending quality time with our children.

We make an adventurous life easy for families with small children ages 6 months - 6 years.

We offer you an opportunity to easily handcraft the childhood every kid dreams of… one that's full of adventure, experienced with the person they love most—YOU.

Childhood only happens once, and this is our moment, so let's make the most of it!

Watch the Video

ADVENTURE CLUBS IS A COMMUNITY OF LOCAL FAMILIES

Each adventure is experienced together with 3 - 12 families who enjoy adventures together.
But there could be different families at each adventure, so we are often meeting new friends!

Adventure Clubs has created a **FREE mobile app** where families access childhood experiences (available on iPhone and Android).

With the app, you are able to:

Browse local adventures your family will enjoy

Create a profile and save payment info

See all the adventures you've RSVPd or Leading

Message co-adventurers before and after

Create your own adventures to experience with others

Messy Play Painting Adventure
Color Me Crazy
8 months - 3 years   Creative

3 mi

Meet the Ballerinas: Full Ballet + Backstage Tour

Adventures   My Adventures   Create   Messages   My Profile

CREATING EPIC CHILDHOOD EXPERIENCES MADE EASY





Create: Step 1
Pick a Category
Animals
Creative
Education
Food
Music & Dance
Carrier
11:37
Create
Step 1
Pick a Category
Animals
Creative
Education
Environment
Food
Museums & Culture
Music & Dance
Parks & Playgrounds
Adventures
My Adventures
Create
Messages
My Profile

These 12 Adventure Categories are the canvas to create amazing memories together:

Animals

Creative

Education

Environment

Food

Museums & Culture

Music & Dance

Parks & Playgrounds

Sports & Fitness

Transportation

Waterplay

Other



FROM EVERYDAY TO EXCLUSIVE EXPERIENCES

Adventure Clubs offers two options: Adventures and Premium Adventures.

Every one has:

A beautiful image

An Adventure Category and Adventure title

A specific date and time

A specific address

An Adventure Leader

Description and more info

RSVP, share and invite



13:37
Adventure
Share
Food
Baking with a Pastry Chef at Sweet Things Bakery
Today | 10:00 - 12:00
Sweet Things Bakery, 1300 W McDermott Dr, Dallas, TX 75013
Adventure Leader
Odette Faling
Spend an afternoon baking with your little
Count Us In

Adventures
Any Adventurer can create, publish then invite others to join

Premium Adventures
Premium Adventure Hosts (a local business) and Adventure Clubs co-create experiences, lead by an Adventure Leader and hosted at the business.

ADVENTURES ARE EVERYDAY ACTIVITIES WITH OTHERS



The Adventure Clubs App is the tool every family needs to spend quality time with their kids—whenever, wherever.



Vodacom
12:37 AM
99%
Adventure
Share
Other
Bubbles and ball-fun at Constantia Glen!
Wed, Feb 17
3:00 PM - 4:00 PM
Constantia Main Rd, Constantia, Cape Town, 7806, So...
Adventure Leader
Jeanne Wilhelm
Come and enjoy some afternoon fun in the exquisite setting of Constantia Glen! For the kids there is a lovely lawn where they can enjoy some ball play - or even better...bubble play!...while us moms/dads enjoy a much deserved glass of wine or cuppa tea!
Little Adventure spots
5 filled
3 open
Age range
6 Months
6 Years
Count Us In

Everyday Adventures

An Adventure is created by ANY parent who has a great idea of something fun to do with a group of parents and kids!

You can go on the app at any time and set up an adventure, making it either "public" (so you can meet new people), or "private" (only visible to your invited friends and their invited friends).

An Adventure Leader does not receive any discounts or special offerings from Adventure Clubs.

Parents set these adventures up because they:

- Desire to create a great experience for their kids.
- Want to build community and meet new people.
- Love their city and want to introduce people to great places.

PREMIUM ADVENTURES ARE EXTRA SPECIAL ADVENTURES



They are set up by the Adventure Clubs team with a local Adventure Host, which is a local place of business or non-profit organization which desires to host an adventure.



Vodacom
9:32 PM
66%
Adv
Dates
Hosts
Calendar
Premium Adventure
7.0 mi
Kid's Djembe Drumming Circle, Stories & Dance
1 Fritz Sonnenberg Rd, Green Point, Cape Town, 8051, S...
2 Years - 6 Years
Music & Dance
Thu, Jul 21
Premium Adventure
Baking with a Chef: Pain Au Raison & Brownies
Shop No. C6, Steenberg Village Centre, Steenberg Rd, T...
2 Years - 6 Years
Food
Fri, Jul 22
Premium Adventure

Premium Adventures

The Adventure Clubs team sets everything up with the Adventure Host, arranges the adventure, date and time and all the bigger details.

Then we present the total package to that city's Premium Adventure Leaders, where you can choose to lead it. If you do, you tap "I'll Lead" and complete your RSVP.

A Premium Adventure Host agrees to:

- Offer the adventurers a discounted price on an experience and/or create a special experience that couldn't be accessed elsewhere.
- Allow the Adventure Leader to go on that adventure for free for one guardian and one child, so they can lead without paying.

PREMIUM ADVENTURE LEADERS



A Premium Adventure Leader is a mom who wants to lead other families on adventures. We are looking for social people who love making new friends and connecting people into community with each other.







Premium Adventures

A Premium Adventure Leader needs to be friendly, communicative, decisive, and have children in the target age range (6 months - 6 years) to adventure with them.

What do you get out of it? You get the opportunity to lead Premium Adventures and get into the ones you lead **FOR FREE**! Plus, the chance to grow your leadership skills and build community in your city, while making awesome childhood memories with your kids.

THE ASK: Create and Lead 1 everyday adventures and also Lead 1 Premium Adventures per month.





Next Steps

If you'd like to be a Premium Adventure Leader then please let your Adventure Coordinator know so we can get you started!

To start, we will be choosing just 20 leaders for area, so don't miss this amazing opportunity.

Meanwhile, be sure to "like" the Adventure Clubs' Facebook Page so you can see all the latest adventures and be inspired about adventures you can create!

Can't wait to adventure with you!